Exhibit 99.1

PRESS RELEASE

Magic Software Announces Filing of 2023 Annual Report

Or Yehuda, Israel, May 13, 2024 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms and IT consulting services, announced today that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission. The annual report is available on the Company’s website (www.magicsoftware.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Press Contact:

Asaf Berenstin | Chief Financial Officer

Magic Software Enterprises

ir@magicsoftware.com

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.